Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5863	E-mail Address david.blass@stblaw.com

October 26, 2021

Via EDGAR

Raymond A. Be, Esq., Attorney-Adviser

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:      Apollo Debt Solutions BDC

Registration Statement on Form N-2

File No.: 333-258155

Dear Mr. Be:

I am writing on behalf of Apollo Debt Solutions BDC (the “Fund”), which intends to elect to become a business development company (“BDC”), to provide the following responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) telephonically on August 23, 2021 and September 17, 2021, relating to the above-referenced registration statement for common shares of the Fund (the “Registration Statement”), filed publicly with the Commission on July 23, 2021. The Fund previously submitted first and second amended registration statements to the Commission on March 25, 2021 and June 17, 2021 for confidential non-public review pursuant to the Jumpstart Our Business Startups Act of 2012.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement.

Prospectus – Investment Objective and Strategies – Warehousing Transaction

1. Please provide an analysis of whether the Warehousing Transaction – whereby (i) the Fund has entered into a Facility Agreement with the Financing Provider that obligates the Fund or an affiliate of the Fund to make certain purchases from the Financing Provider, and (ii) the affiliate of the Fund in turn has entered into a guaranty agreement with the Financing Provider – constitutes a “joint enterprise or other joint arrangement” within the meaning of Rule 17d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Raymond A. Be, Esq.	October 26, 2021

Response:

A. Summary Response.

We are of the continued and strong view that the Warehousing Transaction does not constitute a “joint enterprise or other joint arrangement” within the meaning of Rule 17d-1 under the 1940 Act. We provide a detailed analysis in the sections that follow, and wish to bring the following relevant points to your attention:

•	The Financing Provider is Goldman Sachs Bank USA, which is not affiliated with the Fund.

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The Warehouse Facility is important and highly beneficial to the Fund and its ultimate investors. This is because the Warehouse Facility allows the Fund, in a cost-effective manner, to hold a basket of Portfolio Investments (the “Portfolio Investments”) at the time of its initial public offering (“IPO”), and avoid being viewed as a “blind pool” by IPO investors. Further, it is a one-way guaranty with no recourse to the Fund.

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The Fund’s Adviser derives no financial benefit from the Warehouse Facility, other than enhancing its ability to successfully launch the Fund. To ensure the Financing Provider’s services, the Adviser has agreed to “guarantee” the acquisition of the Portfolio Investments in the Warehouse Facility if the Fund does not raise sufficient funds to acquire them.

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The guaranty is a one-sided commitment from the Adviser to the Financing Provider for the benefit of the Fund. The guaranty avoids the Financing Provider (or any other party, including the Adviser) having any recourse to the Fund if the Fund determines not to acquire the Portfolio Investments. The guaranty is unsecured with respect to the Fund and the Adviser has no recourse whatsoever to the Fund. At most, the guaranty could be analogized to an unsecured loan by the Adviser to the Fund, which is permitted under the 1940 Act. But it is not a loan, because the Fund is not required to repay any amounts to, or otherwise compensate, the Adviser with respect to the guaranty.

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More fundamentally, the guaranty is better viewed as a form of investment allocation – the Fund has first rights to the Portfolio Investments held in the Warehouse Facility. If the Fund does not wish to acquire them (which would only occur if it does not raise sufficient funds to do so), the Portfolio Investments will become available to other private funds managed by the Adviser or its affiliates. The Fund incurs no expense if the Fund does not acquire the Portfolio Investments.

•

We understand that the Staff may have concerns that the guaranty may create conflicts of interest between itself and the BDC. In an attempt to assuage the Staff’s potential concerns, we note that neither the Adviser nor any affiliate of the adviser (other than private funds) will be the ultimate holder of the Portfolio Investments. The Adviser will make the Portfolio Investments available to other private funds managed by the Adviser or its affiliates, if the Fund does not acquire the Portfolio Investments. We do not believe there is any realistic conflict of interest remaining – the BDC and its shareholder will always have first rights to the Investments held in the Warehouse Facility, subject only to its available capital. Even theoretical conflicts are not present. The Adviser has no incentive to dampen the BDC’s capital raise to allow affiliated private funds to purchase a greater amount of Portfolio Investments. Indeed, the Adviser would be harmed to the extent the BDC does not have a successful capital raise, and the more funds raised by the BDC provides a significant fallout benefit to the Adviser.

For these reasons, and others discussed below, we do not believe the Warehousing Transaction is a “joint enterprise or other joint arrangement” within the meaning of Rule 17d-1 under the 1940 Act. We discuss the purpose of the Warehouse Facility, and other salient points, in greater detail below.

B. Purpose of Warehouse Facility

The Warehouse Facility is a third-party financing arrangement that allows the Fund to establish a “seed portfolio” prior to its launch and election to be regulated as a BDC under the 1940 Act. To establish the Warehouse Facility, the Fund entered into a warehouse facility agreement (“Facility Agreement”) with Goldman Sachs Bank USA, the Financing Provider. As of the date of this letter, the seed portfolio in the Warehouse Facility consists of 21 Portfolio Investments, at a cost basis of $345.6 million, that have been selected by the Fund and purchased by the Financing Provider on the Fund’s behalf.

Without the benefit of the Warehouse Facility, the Fund would have been unable to purchase and hold investments in advance of its launch and initial public offering, and would appear to investors as a “blind pool.” In the experience of the Fund’s Adviser, obtaining a seed portfolio prior to launch, rather than launching with a “blind pool,” provides indispensable benefits to a prospective BDC and its prospective shareholders:

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First and most critically, the seed portfolio helps the Fund qualify to meet the asset diversification requirements of the U.S. Internal Revenue Code of 1986, allowing the Fund to be taxed on a “pass through” basis as a “Regulated Investment Company,” or “RIC,” rather than as a corporation – one of the primary benefits of the investment company structure and one obtained by virtually all BDCs and registered investment companies.

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Second, the seed portfolio allows investors to ascertain the Fund’s investment strategies and style with specificity, and allows brokerages to market the Fund as a product with a defined and predictable strategy, which the Adviser views as essential for a successful launch. Indeed, the Fund has learned during its conversations with prospective wirehouses and brokers that a seed portfolio is often considered a requirement of a successful launch.

Raymond A. Be, Esq.	October 26, 2021

C. The Role of the Financing Provider.

The Financing Provider, Goldman Sachs Bank USA, is neither an affiliate of the Fund nor an affiliate of the Adviser. As such, its role is that of an unaffiliated third party that purchases and holds the seed portfolio assets at the request and on behalf of the Fund. The Financing Provider has the ability to approve or reject any request by the Fund to acquire any particular investment to be held within the Warehouse Facility, in its sole and absolute discretion.

The Facility Agreement allows the Fund to acquire a seed portfolio of investments at advantageous prices and times in advance of the Fund’s official launch. In exchange for this valuable service, and as described in the Prospectus, the Financing Provider is compensated by way of (i) a facility fee at an annual rate of LIBOR plus 1.77% multiplied by the cash amount paid by the Financing Provider for the investment (subject to certain adjustments), (ii) an unused fee at an annual rate of 0.50% of the unused Financing Amount minus the greater of the Minimum Utilization Amount and the Funded Amount, and (iii) a minimum utilization fee at an annual rate of 1.77% of either 50% or 75% of the Financing Amount at such time, depending on the date (collectively, “Financing Fees”). As applicable, such fees begin accruing when the respective Portfolio Investments are first acquired and held by the Financing Provider, but do not become payable by the Fund until, and only if, the Fund acquires the Portfolio Investments from the Financing Provider.

Before the Fund receives subscriptions for its shares of at least $600 million (the “Capital Condition”), the Fund may, but has no obligation to, purchase the Portfolio Investments from the Warehouse Facility. Therefore, when the Fund breaks its escrow amount of $100 million (excluding any shares purchased by its Adviser, affiliates, Trustees, and officers, but including any shares purchased in any private placements), it may begin purchasing Portfolio Investments from the Warehouse Facility to ensure that it obtains the benefits described above and that Financing Fees no longer accrue on such portion of the Portfolio Investments. When the Fund purchases Portfolio Investments, it will purchase a pro rata share of each investment in the Warehouse Facility, to ensure there is no “cherry-picking” risk on behalf of the Adviser. The purchase price for the Portfolio Investments will be cost plus the Financing Fee in relation to those Portfolio Investments. Once the Capital Condition is met, the Fund (or, if not the Fund, the Guarantor) is obligated to purchase any Portfolio Investments remaining in the Warehouse Facility.

The current Warehouse Facility end date is February 22, 2022. Prior to such date, the Guarantor cannot purchase any Portfolio Investments from the Warehouse Facility. If the Capital Condition is not met by such date, and the Fund has not purchased all of the Portfolio Investments (or the Capital Condition is met and the Fund defaults on its obligation), the Guarantor – the Adviser or an affiliate of the Adviser – will become obligated to purchase the remaining Portfolio Investments at the same purchase price that the Fund would have paid (cost plus the Financing Fee in relation to the Portfolio Investments so acquired). Accordingly, the Warehouse Facility has no recourse to the Fund. The Adviser has informed us that private funds managed by the Adviser or its affiliate will be the parties that acquire the Portfolio Investments if the Fund does not do so.

Raymond A. Be, Esq.	October 26, 2021

To reiterate for clarity, the Financing Provider does not receive any Financing Fees until such time as the Portfolio Investments are purchased from the Warehouse Facility. When Portfolio Investments are purchased, the Financing Provider will only receive Financing Fees in relation to such Portfolio Investments from the party that acquires them. Accordingly, the Fund has no obligation whatsoever to pay any portion of any Financing Fee, except to compensate the Financing Provider for Portfolio Investments the Fund actually acquires.

D. The Adviser’s Interest in the Warehouse Facility is Solely Related to the Success of the Fund’s Launch.

The Adviser has an interest in successfully launching a BDC. This interest has two components. First, like all sponsors in the asset management industry, the Adviser has a financial interest in eventually and potentially earning fees for managing the assets of the BDC. This is a pillar of the investment company industry, and one enshrined in Rule 17d-1 under the 1940 Act, which explicitly excludes advisory contracts from the list of arrangements constituting prohibited “joint transactions” requiring application to the Staff for an exemptive order.

Second, the Adviser has an indirect interest in the reputational gains or harms that may result from the successful or failed launch of a major retail investment product. For this reason, the Guarantor has agreed to guarantee payment to the Financing Provider, and to acquire the Portfolio Investments from the Financing Provider itself in the event that the Fund does not. This guaranty serves two important purposes that benefit the Fund and its prospective retail shareholders.

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First, it allows the Fund the opportunity to obtain the seed portfolio in the first place. Without the guaranty of a credit-worthy firm, the Financing Provider would not be willing to sponsor the Warehouse Facility and the Fund would be unable to acquire the seed portfolio and the crucial benefits that come with it.

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Second, even if the Fund were to obtain a financing agreement from another provider – one willing to accept the counterparty risk that comes with what is essentially an unsecured loan to an unaffiliated blind pool fund – the Financing Fees would be prohibitively high, to compensate the provider for taking on the counterparty risk.

E. The Adviser and its Affiliates Receive No Compensation from the Warehouse Facility or the Financing Provider.

The Adviser receives no compensation from the Fund or from the Financing Provider in connection with this Warehouse Facility. There are no financial conditions, covenants, promises, or understandings resulting in the Adviser or the Guarantor receiving any financial benefit whatsoever in connection with the Financing Agreement. Indeed, the Financing Agreement could (and likely should) be viewed as a financial risk undertaken by the Guarantor by guaranteeing the Fund without any direct financial benefit, and, conversely, as a windfall agreement for the Fund and its prospective retail shareholders.

Raymond A. Be, Esq.	October 26, 2021

F. The Adviser is Precluded from Disadvantaging the Fund by Influencing the Seed Portfolio Composition.

Since the portions of the seed portfolio to be purchased by the Fund are pro rata, there is no opportunity for the Adviser or any other affiliate to select assets in the portfolio to be purchased or not purchased by the Fund or Guarantor. As such, there is no opportunity for the Adviser or any other Apollo affiliate to overreach the Fund by affecting the composition of the seed portfolio.

G. The Fund and the Guarantor are Never Jointly Required to Purchase Portfolio Investments.

As described above, the terms of the Facility Agreement create a forward obligation for either the Fund or the Guarantor to purchase the Portfolio Investments from the Financing Provider, but the Facility Agreement never obligates both the Fund and the Guarantor. In other words, there is no universe in which both the Fund and Guarantor may purchase Portfolio Investments from the Warehouse Facility at the same time. The Warehouse Facility has been deliberately structured as an “all or nothing” proposition for either the Fund or the Guarantor, so that there is not even an appearance of an “element of combination”1 among the Fund, the Adviser, and the Guarantor.

H. The Warehouse Facility is Analogous to Common, Permitted Transactions.

The Warehouse Facility is analogous to other transactions that have long been both permitted under the 1940 Act and part of market practice.

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Unsecured Loan. Effectively, the guaranty is an unsecured, non-recourse, interest free (as it relates to the Adviser) loan from the Adviser to the Fund, enabling the Fund to acquire a seed portfolio. Unsecured loans from an Adviser to a regulated investment company are not joint transactions prohibited by the 1940 Act.[2] The Warehouse Facility is actually more advantageous to the Fund (and less advantageous to the Adviser) than a permitted, unsecured loan from the Adviser to the Fund. If the Adviser were to loan money to the Fund on an unsecured basis, assuming no other creditors, the Adviser would have priority access to Fund assets in the event of the Fund’s default on its obligations under the loan agreement. Conversely, under the Facility Agreement, if the Fund defaults on its obligation to acquire the Portfolio Investments after the Capital Condition is met, the Fund is protected from any obligation to the Financing Provider by the Guarantor’s guaranty.

[1]

Not every transaction in which an investment company participates alongside an affiliate requires an exemptive order under Rule 17d-1. Rather, the Staff has stated in granting no-action relief that “some element of combination or profit motive generally must be present for Section 17(d) and Rule 17d-1 to apply” in the first place. Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000).

[2]

Although Section 17(a)(4) of the 1940 Act restricts a sponsor from loaning money or other property to an affiliated registered investment company to such rules and regulations as issued by the Commission after consultation with Federal banking agencies, the Commission, to date, has not adopted any prohibition on a sponsor lending funds to a fund it advises. Section 57(a) does not contain a corresponding provision.

Raymond A. Be, Esq.	October 26, 2021

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Allocation Decision. More fundamentally, the Warehouse Facility is more appropriately viewed as an investment allocation framework. Pursuant to the Warehouse Facility, the Adviser has effectively sourced an investment opportunity (the seed portfolio), and the Fund has been provided the first rights to participate, solely at its option. As with an allocation of investment opportunities, the Fund is presented with an opportunity and makes a decision to participate or not participate. If the Fund declines to participate in the opportunity, then the Adviser allocates the opportunity to one of the private funds it advises. Allocation decisions like this are well established and do not raise joint enterprise concerns.

I. Conclusion: The Warehouse Facility Does Not Constitute a “Joint Enterprise or Other Joint Arrangement” within the meaning of Rule 17d-1 under the 1940 Act.

Consistent with the foregoing analysis, the Fund has determined, and we strongly agree, that the Warehouse Facility is not a “joint enterprise or other joint arrangement” prohibited under Rule 17d-1. The Warehouse Facility is simply a form of financing transaction that provides substantial benefits solely to the Fund, in no way harms the Fund, and does not financially benefit the Adviser or any other affiliate; and, therefore, the Fund and affiliate do not “have a joint or a joint and several participation” in the Financing Agreement. (Rule 17d-1(c)).

2. The Registration Statement describes certain fees and expenses that the Fund has agreed to pay to the Financing Provider in consideration for the forward arrangement provided by the Financing Provider. Please state whether the Fund’s affiliate will reimburse the Fund for those fees and expenses in the event that the Capital Condition is not met, and the affiliate rather than the Fund takes ownership of the relevant Portfolio Investments.

Response: As discussed above, no reimbursement is required by the Fund if the Fund does not acquire a Portfolio Investment from the Warehouse Facility. Because the Fund is not out any money, there is no reimbursement in the event that another party acquires a Portfolio Investment after the Fund has passed on the opportunity.

3. (a) Please identify the two Portfolio Investments referenced on page 97 that the Financing Provider has purchased as of June 17, 2021.

Response: The disclosure referenced by the Staff inadvertently refers to “two” Portfolio Investments, and should instead refer to “13” Portfolio Investments, each of which is identified in the table immediately below the referenced disclosure in the Registration Statement. This table also provides other information relating to such Portfolio Investments that the Fund believes is material to investors, including the following: Company Name and Address of Portfolio Company; Industry; Type of Investment; Reference Rate and Spread; Interest Rate; Maturity Date; % of Class; Par Amounts/Units; Cost; Fair Value; and % of Net Assets. The Fund will correct this typographical error in the next amendment to the Registration Statement.

Raymond A. Be, Esq.	October 26, 2021

(b) Did any affiliates of the Fund or Adviser, or funds managed and controlled by the Adviser or affiliates, also invest in these Portfolio Investments? If so, please provide an analysis of how this is permissible under the co-investment order (the “Order”) obtained by the Fund’s affiliates (Release No. 32057 / March 29, 2016).

Response: Certain affiliates of the Fund or Adviser, or funds managed and controlled by the Adviser or affiliates, also invested in certain of the Portfolio Investments held in the Warehouse Facility. These investments are neither impermissible under the 1940 Act nor the referenced Order because the Financing Provider, in its sole and absolute discretion, purchased the Portfolio Investments, not the Fund. As discussed above, the Financing Provider is not an affiliate of the Fund or the Adviser, and therefore is not prohibited from co-investing with affiliates of the Fund and Adviser, or funds managed and controlled by the Adviser or affiliates.

(c) In addition, please state whether the Fund otherwise intends to rely on the Order with respect to the Warehousing Transaction, and if so, provide the basis for such reliance.

Response: The Fund does not intend to rely on the Order with respect to the Warehousing Transaction because the Financing Provider is not an affiliate of the Fund.

4. Please provide an analysis of whether the Warehousing Transaction constitutes an “unfunded commitment agreement” as defined in Rule 18f-4 under the 1940 Act.

Response: Rule 18f-4 defines an “unfunded commitment agreement” as a contract that is not a derivatives transaction, under which a fund commits, conditionally or unconditionally, to make a loan to a company or to invest equity in a company in the future, including by making a capital commitment to a private fund that can be drawn at the discretion of the fund’s general partner.

The Fund believes that the Warehousing Transaction is not an unfunded commitment agreement because the Fund has no obligation to purchase any Portfolio Investments until the Capital Condition is met. Although the text of Rule 18f-4 contemplates conditional or unconditional commitments, this reference to conditionality was intended to capture a borrower’s need for capital and its obligation to meet certain financial metrics and performance benchmarks, rather than, as here, the Fund’s ability to successfully raise capital.

Nevertheless, should it be determined that the Warehousing Transaction constitutes an unfunded commitment agreement, the Fund advises the Staff that it reasonably believed upon entering into the Warehousing Transaction that it would in the future have sufficient cash and cash equivalents to meet its obligations with respect to its unfunded commitment agreements, including for these purposes the Warehousing Transaction. Indeed, this reasonable belief is a logical extension of the structure and timing of the Capital Condition itself. Specifically, the Warehousing Transaction is subject to a maximum borrowing limitation of $500 million, while the Capital Condition obligating the Fund to purchase the Portfolio Investments is triggered only if the Fund raises $600 million in proceeds pursuant to its offering of common stock. It is therefore highly reasonable to believe that the Fund will have sufficient cash and cash equivalents to purchase the Portfolio Investments upon the occurrence of the Capital Condition, using any combination of offering proceeds and leverage.

Once the Fund meets the Capital Condition, the Fund has an unconditional forward purchase obligation with respect to the Portfolio Investments, which obligation will be treated as a senior security, if not covered or segregated against.

Raymond A. Be, Esq.	October 26, 2021

5. Please include the following disclosure in the Registration Statement under the heading “Warehouse Facility” on page 96:

Each of the Portfolio Investments that the Financing Provider has purchased to date was purchased pursuant to a request that we made prior to our election to be regulated as a BDC under the 1940 Act. After our election to be regulated as a BDC under the 1940 Act, we will: (i) not request that the Financing Provider purchase any additional Portfolio Investments pursuant to the Facility Agreement; (ii) purchase already-existing Portfolio Investments from the Financing Provider only to the extent that we have sufficient assets to purchase all of the Portfolio Investments whole (i.e., not on a pro rata basis); (iii) impose on ourselves a requirement – not an option – to purchase already-existing Portfolio Investments from the Financing Provider at such time as we raise sufficient assets to purchase all of the Portfolio Investments whole; and (iv) treat our forward obligation to purchase Portfolio Investments from the Financing Provider once the requirement to purchase already-existing Portfolio Investments is triggered as subject to the asset coverage requirements set forth in Sections 18 and 61 of the 1940 Act. Additionally, we note that we may not rely on the exemptive order from the SEC that permits us to co-invest with certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates with respect to Portfolio Investments that we purchase from the Financing Provider under the Facility Agreement.

Response: Please note that at this time the Fund does not intend to submit any application for an exemptive order relating to the Warehouse Transactions. We believe no such application is required. Nonetheless, and notwithstanding our responses to the Staff comments, and in an effort to allow the Staff to declare the Fund’s registration statement effective, (i) the Adviser has agreed to provide the Fund with a capital infusion to purchase the remaining Portfolio Investments from the Financing Provider prior to expiration of the Facility Agreement and (ii) the Fund has included the below disclosure in response to the Staff’s comment:

Each of the Portfolio Investments that the Financing Provider has purchased to date was purchased pursuant to a request that we made prior to our election to be regulated as a BDC under the 1940 Act. After our election to be regulated as a BDC under the 1940 Act, we will: (i) not request that the Financing Provider purchase any additional Portfolio Investments pursuant to the Facility Agreement; (ii) impose on ourselves a requirement – not an option – to purchase already-existing Portfolio Investments from the Financing Provider at such time as we raise sufficient assets; and (iii) treat our forward obligation to purchase Portfolio Investments from the Financing Provider once the requirement to purchase already-existing Portfolio Investments is triggered as subject to the asset coverage requirements set forth in Sections 18 and 61 of the 1940 Act. Additionally, we note that the SEC Staff takes the view that we may not rely on the exemptive order from the SEC that permits us to co-invest with certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates with respect to the acquisition of the Portfolio Investments from the Financing Provider under the Facility Agreement. Further, in order to ensure that we are able to purchase all Portfolio Investments, the Adviser has agreed to provide us with a capital infusion to purchase any remaining Portfolio Investments prior to the expiry of the Facility Agreement, if necessary.

Raymond A. Be, Esq.	October 26, 2021

6. Please consider the level of detail required to be included in the Prospectus with respect to any capital infusion by the Adviser in relation to the Warehousing Transaction, including to the extent known, any material loan terms and any obligation the Fund may incur directly or indirectly.

Response: The Adviser has informed the Fund that, to the extent that a capital infusion is necessary, it will either take the form of an investment in the equity securities of the Fund or an unsecured loan. In response to the comment, the Fund has included additional disclosure regarding the capital infusion in the risk factor, “Risks related to the Warehousing Transaction.”

* * *

Raymond A. Be, Esq.	October 26, 2021

Please call Steven Grigoriou (202-636-5592) or me (202-636-5863) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ David W. Blass

cc:	Jay Williamson, Securities and Exchange Commission

Chad Eskildsen, Securities and Exchange Commission